UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs Búzios Coparticipation Agreement

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Rio de Janeiro, June 11, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it signed today with Pré-sal Petróleo S.A. (PPSA) and its partners CNODC Brasil Petróleo e Gás Ltda. (CNODC) and CNOOC Petroleum Brasil Ltda. (CNOOC) the Búzios Coparticipation Agreement, which will regulate the coexistence of the Transfer of Rights Agreement and the Production Sharing Contract for the Suplus of the Transfer of Rights for the Búzios field, in the Santos Basin pre-salt area.

The negotiations started right after the bidding process, held on November 6, 2019, in which Petrobras acquired 90% of the rights to explore and produce the surplus volume of the Transfer of Rights from Búzios field, in partnership with CNODC (5%) and CNOOC (5%). The parties and PPSA, together, defined the field's Development Plans, including production curve estimates and oil and gas price assumptions, discount rate and cost metrics established in MME Directive nº 213/2019, aligning the following shares:

Agreement Type	Co-participated area stake (%)*	Recoverable volume (billion boe)
Transfer of Rights	26.2%	3.150
Production Sharing	73.8%	8.148

* The percentages are calculated based on the estimated volumes to be produced as of the agreement effectiveness.

Thus, the value of the total compensation due to the Transfer of Rights Agreement (100% Petrobras) for the Production Sharing Contract is US$ 29.4 billion, which will be recovered as Cost Oil by the contractors. Since Petrobras has a 90% stake in the consortium of this contract, the amount referring to the 10% stake of the partners CNOOC and CNODC, in the amount of US$ 2.94 billion, will be received in cash by Petrobras on the effective date of the Agreement.

With the effective start of the agreement, the participation in the Búzios reservoir will be 92.666% for Petrobras and 3.667% for each of the partners.

The effectiveness of the Agreement is subject to approval by the National Petroleum, Natural Gas and Biofuels Agency (ANP), followed by the payment of the CNOOC and CNODC partners' portion of the compensation to Petrobras.

The participation and compensation estimates presented are based on the effective date of the Agreement as of September 1, 2021, and as soon as the date is confirmed with the approval by ANP, the necessary adjustments will be made according to the accumulated production and investments made up to that date.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer